03002388

50 3/4/03

VF 3-3-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 28 2003 WASH. D.C. 187 SECTION

SEC FILE NUMBER
8- 47174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WIN CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 LUDLAM AVENUE
(No. and Street)

BAYVILLE (City) NEW YORK (State) 11709 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN ABLAMSKY 516.628.1212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER, FRANCIS, RICHMAN & ACKERMAN PLLC
(Name – *if individual, state last, first, middle name*)

66 SOUTH TYSON AVENUE (Address) FLORAL PARK, (City) NEW YORK (State) 11001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 13 2003

OATH OR AFFIRMATION

I, STEVEN BAYERN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIN CAPITAL CORP., as of FEBRUARY 15, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

ROSEMARIE CASALE
Notary Public, State of New York
No. 01CA4871033
Qualified In Suffolk County
Commission Expires March 30, 2003

Rosemarie Casale

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

WIN CAPITAL CORP.
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002 WITH INDEPENDENT AUDITORS' REPORT PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Shareholders' Equity 4

Statement of Cash Flows 5

Statement of Changes in Liabilities Subordinated
To Claims of Creditors 6

NOTES TO FINANCIAL STATEMENTS . . . . 7 - 10

SUPPLEMENTAL INFORMATION 11

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL STRUCTURE

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
66 SOUTH TYSON AVENUE
FLORAL PARK, NEW YORK 11001

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Win Capital Corp.
New York, NY 10010

We have audited the accompanying statement of financial condition of Win Capital Corp. as of December 31, 2002, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Win Capital Corp. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner, Francis Richman & Ackerman, PLLC

Floral Park, New York
February 15, 2003

WIN CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 211,571
Receivable from clearing broker	416,577
Marketable securities owned, at market value	180,327
Note receivable	37,237
Fixed asset, net of accumulated depreciation of $192,420	29,938
Prepaid taxes	2,919
Loan receivable	2,500
Security deposits	10,535
	$ 891,604

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Subordinated debentures and loan payable	$ 396,875
Accrued expenses and other liabilities	114,574
Marketable securities held short	38,174
Loan payable	12,000
Total Liabilities	561,623
Shareholders' Equity:	
Capital stock	2,255,712
Deficit	(975,356)
	1,280,356
Less: Treasury stock	950,375
Shareholders' Equity, net	329,981
	$ 891,604

The accompanying notes are an integral part of these financial statements.

WIN CAPITAL CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Trading gains	$ 240,500
Commissions	134,182
Consulting	135,000
Interest and dividend income	15,161
Other	178
Total Revenues	525,021
Operating Expenses:	
Officers' compensation	50,000
Employee compensation and benefits	297,621
Clearance fees	234,757
Professional fees	118,392
Interest	27,347
Regulatory fees and registration	40,575
Rent	46,888
Telephone	44,911
Other	135,836
Total Operating Expenses	996,327
Net Loss before Provision for Carry back Refund	(471,306)
Federal Income Tax Refund	73,280
Net Loss	$(398,026)

The accompanying notes are an integral part of these financial statements.

WIN CAPITAL CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Capital Stock	Deficit	Treasury Stock	Total
Balance, January 1, 2002	$2,255,712	$(577,330)	$(950,375)	$ 728,007
Net Loss		(398,026)		(398,026)
Balance, December 31, 2002	$2,255,712	$(975,356)	$(950,375)	$ 329,981

The accompanying notes are an integral part of these financial statements.

WIN CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:		
Net loss		$(398,026)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 9,125	
(Increase) decrease in operating assets and liabilities:		
Receivable from clearing broker	(24,328)	
Marketable securities owned	463,995	
Notes receivable	12,763	
Prepaid taxes	(2,710)	
Accrued expenses and other liabilities	73,092	
Total Adjustments		531,937
Net Cash Provided by Operating Activities		133,911
Cash Flows from Investing Activities:		
Note receivable	(50,000)	
Other receivables	48,002	
Net Cash Used in Investing Activities		(1,998)
Increase in cash		131,913
Cash, Beginning		79,658
Cash, End		$ 211,571
Supplemental Cash Flow Disclosures:		
Interest paid during the year		$ 27,347

The accompanying notes are an integral part of these financial statements.

WIN CAPITAL CORP.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated Liabilities at January 1, 2002	$196,875
Increase	200,000
Subordinated Liabilities at December 31, 2002	$396,875

The accompanying notes are an integral part of these financial statements.

WIN CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

Win Capital Corp. (the "Company") was incorporated in New York State on February 15, 1994. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers, nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," are carried at fair value or contractual amounts approximating fair value.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - RECEIVABLE FROM AND DUE TO CLEARING BROKER

Included in receivable from clearing broker are cash balances generated from proprietary transactions and commissions. Included in due to clearing broker are the amounts for collateralized financing of proprietary positions.

The Company conducts business with the clearing broker, which is a member of the major securities exchanges. The Company monitors the credit standing of the clearing broker.

NOTE 4 - INCOME TAXES

The Company carries back operating losses to prior years and recovered $73,280 in Federal income taxes. There are losses totaling approximately $1,028,000, which are available to offset future Federal and state taxable income.

NOTE 5 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash equivalents and securities inventories. The Company maintains all inventory positions and its entire cash balances at its clearing firm.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as agent, securities transactions on behalf of its customers. If counter-parties fail to perform, the company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 7 - FIXED ASSETS

Fixed assets consist of the following:

	Fixed Assets Gross	Accumulated Depreciation	Fixed Assets Net
Office equipment	$157,570	$148,542	$ 9,028
Furniture and fixtures	50,698	41,363	9,335
Leasehold improvements	14,090	2,515	11,575
	$222,358	$192,420	$29,938

NOTE 7 - FIXED ASSETS (Continued)

The Company depreciates its fixed assets on a straight-line basis over the following periods:

	Depreciation Period
Office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	39 years

NOTE 8 - SUBORDINATED DEBENTURES AND LOANS PAYABLE

Subordinated debentures in the amount of $196,875, currently paying 8% interest, are due on May 23 and May 30, 2005. There is also a loan payable for $200,00 paying interest at 5% per annum due on January 15, 2004.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating Leases:

The Company leases premises in Bayville, New York for its office. The lease will expire on January 31, 2005.

At December 31, 2002, future minimum annual rental commitments through expiration of the premises leases are as follows:

December 31, 2003	$ 41,875
2004	43,375
2005	3,625
	$ 88,875

Rent expense for the year ended December 31, 2002 amounted to $46,888.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $611,910, which is $511,910 in excess of its required net capital of $100,000. The Company's net capital ratio of aggregate indebtedness to net capital was .21 to 1.

WIN CAPITAL CORP.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2002

WIN CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL

Shareholders' equity		$ 329,981
Add: Subordinated liabilities		396,875
		726,856
Non-allowable assets:		
Note receivable	$ 37,237	
Fixed assets	29,938	
Prepaid taxes	2,919	
Loan receivable	2,500	
Security deposits	10,535	
		83,129
Net Capital before Haircuts on Securities Positions		643,727
Less: Haircuts on securities		31,817
Net Capital		611,910

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	100,000
Excess net capital	511,910
Ratio: Aggregate indebtedness to net capital	.21 to 1

AGGREGATE INDEBTEDNESS

Accrued expenses	114,574
Loans payable	12,000
Total Aggregate Indebtedness	$126,574

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17a-5 as of 12/31/02)

Net Capital as reported in Company's Part IIA (Unaudited) Focus Report	$613,807
Adjustment to depreciation, deficit, etc.	1,897
Net Capital per above	$611,910

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
66 SOUTH TYSON AVENUE
FLORAL PARK, NEW YORK 11001

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
Win Capital Corp.
Bayville, New York 11709

In planning and performing our audit of the financial statements of Win Capital Corp. for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Win Capital Corp. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Win Capital Corp. for the year ended December 31, 2002 and this report does not affect our report thereon dated February 15, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

Wagner, Francis Richman & Ackerman, PLLC

Floral Park, New York
February 15, 2003